Exhibit 99.3

2441 Warrenville Road, Suite 610
Lisle, Illinois, 60532-3246
Tel: 1-800-282-3232, Fax: 630.328.2190

PROXY

FOR USE BY SHAREHOLDERS at the Annual and Special Meeting of the Shareholders (the “Meeting”) of Systems Xcellence Inc. (the “Corporation”) to be held on May 16, 2007.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION. The undersigned holder of common shares (“Common Shares”) of the Corporation hereby appoints Gordon S. Glenn, or failing him Jeffrey Park, or instead of either of the foregoing ___________________________ as proxy holder of the undersigned in respect of all of the Common Shares held by the undersigned to attend, vote and act for and on behalf of the undersigned at the Meeting and at all adjournments thereof, the undersigned hereby directing that the Common Shares represented by this instrument of proxy be voted (or withheld from voting) as specified below:

RESOLUTIONS

(1)     To Elect as a Director:                    FOR            or        WITHHOLD

Terrence C. Burke	☐	☐
William J. Davis	☐	☐
Gordon S. Glenn	☐	☐
Philip R. Reddon	☐	☐
James A. Ryan	☐	☐
Mark A. Thierer	☐	☐

with respect to the election of the directors proposed for nomination in the Management Information Circular of the Corporation dated as of March 21, 2007 furnished in connection with the Meeting (the “Management Information Circular”);

(2)                ☐ FOR      or     ☐ WITHHOLD

with respect to the appointment of auditors of the Corporation proposed for appointment in the Management Information Circular and authorizing the directors to fix the remuneration to be paid to the auditors;

(3)                                                            ☐ FOR     or       ☐ AGAINST

with respect to the approval of an amendment to the articles of the Corporation to change the name of the Corporation to “SXC Health Solutions Corp.” or such other name as the directors may determine and which may be acceptable to the applicable regulatory authorities;

(4)                                                            ☐ FOR     or       ☐ AGAINST

with respect to the approval of a special resolution authorizing the continuance of the Corporation from the Canada Business Corporations Act to the Business Corporations Act (Yukon);

(5)                                                            ☐ FOR     or       ☐ AGAINST

with respect to the approval of a resolution authorizing amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to (a) reserve for issuance an additional [1,562,500] common shares under the Stock Option Plan; and (b) permit any option granted under the Stock Option Plan that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out; and

(6)                                                            ☐ FOR     or       ☐ AGAINST

with respect to the approval of a resolution authorizing the adoption of an employee stock purchase plan and to approve the proposed maximum number of common shares of 150,000 issuable from treasury thereunder;

This instrument of proxy confers discretionary authority upon the person named herein to vote on any amendments to or variations of the matters identified in the Notice of the Meeting dated March 21, 2007 and furnished in connection with the Meeting (the “Notice of Meeting”) and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. The solicitation of proxies is being made by and on behalf of management of the Corporation.

Notes

1.    The shares represented by this instrument of proxy will be voted FOR the motions proposed to be made at the meeting as proposed by management and described in the Management Information Circular unless the shareholder has specified that his or her vote be withheld or against, as applicable, from voting in respect of such matters.

2.    The persons named in this instrument of proxy are directors or officers of the Corporation. A shareholder has the right to appoint another person as a proxy (who need not be a shareholder) to attend and act on such shareholder’s behalf at the Meeting other than the management nominees designated herein. To exercise this right the shareholder may insert the name of the desired person in the blank space provided herein and strike out the other names or may submit another proper instrument of proxy and, in either case, deliver or mail the completed instrument of proxy to the registrar and transfer agent of the Corporation, being CIBC Mellon Trust Company, 200 Queens Quay East Unit 6, Toronto, Ontario, M5A 4K9, Attention: Proxy Department, by no later than 48 hours prior to the meeting.

3.    This instrument of proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of printing this instrument of proxy, management of the Corporation knows of no other matters to come before the Meeting.

4.    Reference is made to the Management Information Circular for further information regarding completion and use of this instrument of proxy and other information pertaining to the Meeting. The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the Meeting or Meetings and hereby revokes any proxy or proxies heretofore given to vote, and or act with respect to the said shares.

5.    The undersigned hereby acknowledges receipt of the Notice of Meeting and of the Management Information Circular furnished herewith.

6.    This instrument of proxy ceases to be valid one year from its date.

7.    If your address as shown on the enclosed label in incorrect, please give your correct address when returning this instrument of proxy.

Dated _____________________, 2007.
Name of Shareholder (Please print)	__________________________________

Signature of Shareholder	__________________________________

Number of Common Shares Represented by this instrument of Proxy	__________________________________

This instrument of proxy should be dated and signed by the shareholder or the proper officer or officers of a corporate shareholder or his, her or its attorney authorized in writing. If no date is inserted, this form of proxy shall be deemed to bear the date on which it is mailed to the shareholder.